UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 27, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

TRADING STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2015

Westonaria, 23 July 2015: Shareholders are advised that profit attributable to shareholders of Sibanye (JSE: SGL & NYSE: SBGL) for the six months ended 30 June 2015, is expected to be between R135 million and R230 million. Profit attributable to shareholders for the six months ended 30 June 2014 was R533 million.

The decrease in profit attributable to shareholders is primarily a result of operational events during the March 2015 quarter, which on an accumulated basis negatively affected production, particularly in January and February. Despite a solid operational performance and return to profitability in the June 2015 quarter, profit attributable to shareholders for the six months ended 30 June 2015, was negatively affected.

Moreover, the issue of 156.9 million new Sibanye ordinary shares to Gold One International Limited ("Gold One") on 16 May 2014, following the acquisition of the Cooke underground and surface operations resulted in an 18% year-on-year increase in the weighted average number of shares in issue, from 772.7 million for the six-months ended 30 June 2014 to an estimated 909.3 million for the six-months ended 30 June 2015.

As a result of these factors, earnings per share ("EPS") and headline earnings per share ("HEPS") for the six months ended 30 June 2015 are expected to be between 15 cents and 25 cents. EPS and HEPS for the six months ended 30 June 2014 were 69 cents and 84 cents respectively. This represents a decrease of between 64% and 78% in respect of EPS and a decrease of between 70% and 82% in respect of HEPS.

The financial information, on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations;

and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 27, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer